FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2013

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-2697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Report of Material Event dated July 19, 2013

FOR IMMEDIATE RELEASE

Inquiries-Please contact:
Andres Veszpremy
General Counsel
Phone: (562) 2351-1187
E-mail: aveszpremy@bbvaprovida.cl

AFP PROVIDA S.A. (NYSE: PVD) REPORTS A MATERIAL EVENT

On July 19, 2013, Mr. Ricardo Rodríguez Marengo, Chief Executive Officer of AFP Provida, has reported a material event to the Superintendency of Pension (SP), to the Superintendency of Securities and Insurance (SVS) and to all the Chilean Stock Exchanges. This communication informed the following:

As provided in articles 9 and 10 of Law 18,045 and in General Rule #30 of the Securities and Insurance Commission, under due authorization, I inform that on this date, AFP Provida has learned through the SP Website that SP authorized Metlife Chile Acquisition Co. S.A. and Inversiones MetLife Holdco Tres Ltd. to acquire all of the shares in AFP Provida S.A.  MetLife Chile Acquisition Co. S.A. may make that acquisition directly and indirectly and Inversiones MetLife Holdco Tres Ltda indirectly.  This transaction should be executed in a period of six months.

Santiago, Chile, July 19, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	July 19, 2013	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	July 19, 2013	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.